UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,655,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,655,361
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 20,746,654 shares of the Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,908,740
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,908,740
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,908,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (1)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Based upon 20,746,654 shares of the Common Stock outstanding as of September 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2022.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”), by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Between July 1, 2022 and December 9, 2022, Mr. Rose expended an aggregate of approximately $564,176 of his personal funds to purchase 253,379 shares of Common Stock in the open market at various purchase prices.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share		Description of Transaction
11/09/2022	Matthew K. Rose	50,000	$2.28		Open Market Purchase
11/10/2022	Matthew K. Rose	29,000	$2.41	(1)	Open Market Purchase
12/09/2022	Matthew K. Rose	50,000	$2.46		Open Market Purchase

(1)

The price reported in this column is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $2.29 to $2.45. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in footnote (1) to this Item 5(c).

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022	Matthew K. Rose

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose

Golden Post Rail, LLC

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Manager, President, Secretary and Treasurer